Exhibit 99.2

Santiago, September 8, 2022

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank” ) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

On today’s date, September 8, 2022, and with a settlement date of September 15, 2022, a bond was issued in Japanese yen through our EMTN program for an amount of JPY 3,000,000,000, maturing on September 15, 2025 at a rate of placement of 0.65%.

Sincerely,

Román Blanco Reinosa

Chief Executive Officer

C.c:

- Stock Exchange

- Chilean Electronic Exchange